Primary Business Name: ONECHRONOS **BD Number: 286322**

BD - AMENDMENT

06/27/2024

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
Johnson, Stephen David	I	OCX GROUP INC	SHAREHOLDER	05/2015	C	Y	N	6766611
LITTLEPAGE, KELLY C	I	OCX GROUP INC	SHAREHOLDER	05/2015	C	Y	N	5557711

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